1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 21, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Overseas Regulatory Announcement
2011 First Quarterly Report

1	IMPORTANT NOTICE

1.1

The board of directors (the "Board"), the supervisory committee, the directors (the "Directors"), supervisors and senior management of Aluminum Corporation of China Limited* (the "Company") guarantee that this report contains no false representation, misleading information or material omission. All of them jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2	All the Directors attended the Board meeting.

1.3	The financial report of the Company in this first quarterly report has not been audited.

1.4	Name of Person-in-charge of the Company	Xiong Weiping
	Name of Person-in-charge of Accounting	Liu Caiming
	Name of Head of the Accounting Department	Lu Dongliang

Xiong Weiping, Person-in-charge of the Company, Liu Caiming, Person-in-charge of accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

2	COMPANY PROFILE

2.1	Principal financial data and indicators

Currency: RMB

			Change from
	The end of	The end of the	the end of the
	reporting period	previous year	previous year
			(%)

Total assets
(Thousand RMB)	148,216,743.00	141,322,039.00	4.88
Owner's equity (or Shareholders' equity)
(Thousand RMB)	51,959,647.00	51,608,147.00	0.68
Net assets per share attributable
to shareholders of the listed Company
(RMB per share)	3.84	3.82	0.52

	From the
	beginning of
	the year to the	Changes from
	end of reporting	the same period
	period	last year
		(%)

Net cash flow from operating activities
(Thousand RMB)	-1,278,866.00	N/A
Net cash flow per share generated from
operating activities (RMB per share)	-0.09	N/A

		From the
		beginning of year	Changes from
	The reporting	to the end of	the same period
	period	reporting period	last year
			(%)

Net profit attributable
to shareholders of the Company
(Thousand RMB)	331,174.00	331,174.00	-47.20
Basic earnings per share
(RMB per share)	0.024	0.024	-47.83
Basic profit per share
after extraordinary items
(RMB per share)	0.024	0.024	-44.19
Diluted earnings per share
(RMB per share)	0.024	0.024	-47.83
Return on net assets
(weighted average) (%)	0.64	0.64	Less: 0.59
			percentage point
Return on net assets
after deducting extraordinary items
(weighted average) (%)	0.61	0.61	Less: 0.53
			percentage point

Deducting the gain or loss arising from extraordinary items:

Unit: '000 Currency: RMB

Items	Amount

Profit and loss from disposal of non-current assets	9,381
Government subsidies included in the profit and loss for the period (excluding government subsidies closely related to
the business of the Company and are of fixed amount or
fixed quantity in accordance with the State's unified standards)	4,506
Except for the hedging business that is related to the ordinary business of the Company, the fair value gains or losses
arising from held-for-trading financial assets and liabilities and investment income from disposing held-for-trading
financial assets and liabilities and available-for-sale financial assets	18,784
Other non-operating income/expenses other than above items	-14,249
Income tax	-4,511
Minority interests (after tax)	-1,729

Total	12,182

2.2	Number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders as at the end of reporting period	598,071

The top ten shareholders of tradable shares not subject to trading moratorium

	Number of
	tradable shares
	not subject to trading
	moratorium held
Name of shareholders (in full)	as at the end of period	Class

Aluminum Corporation of China	5,214,407,195	RMB denominated ordinary shares
HKSCC Nominees Limited	3,926,280,518	Overseas listed foreign shares
China Cinda Assets Management
Corporation	800,759,074	RMB denominated ordinary shares
China Construction Bank
Corporation Limited	703,437,136	RMB denominated ordinary shares
Guokai Financial Limited Company	425,858,145	RMB denominated ordinary shares
Baotou Aluminum (Group) Co., Ltd.	350,237,795	RMB denominated ordinary shares
Lanzhou Aluminum Factory	79,472,482	RMB denominated ordinary shares
Guizhou Provincial Materials
Development and
Investment Corporation	71,640,000	RMB denominated ordinary shares
Guangxi Investment Group Co., Ltd.	34,192,044	RMB denominated ordinary shares
ICBC - Shanghai 50 ETF Index
Securities Investment Fund	15,755,452	RMB denominated ordinary shares

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.	Loss on assets impairment decreased by 176% as compared with the same period last year, mainly attributable to the recovery of receivables from the provision for bad debts during the period;

2.	Gains on fair value changes decreased by 102% as compared with the same period last year, mainly attributable to the increase in the floating loss from the futures business during the period;

3.

Net profit attributable to the owners of the parent company decreased by 47% as compared with the same period last year, mainly due to the weakened profitability caused by the increase in the costs of major products arising from the surging prices of raw and ancillary materials and fuel;

4.

Accounts receivable increased by 102% as compared with the same period last year, mainly attributable to the increase in loans receivable from associated and third party companies under the impact of the marketing and credit policy of the Company;

5.	Prepayments increased by 84% as compared with the same period last year, mainly due to the increase in prepayments for raw and ancillary materials during the period;

6.	Short-term borrowings increased by 57% as compared with the same period last year, mainly due to the short-term borrowings incurred during the period;

7.	Held-for-trading financial liabilities increased by 278% as compared with the same period last year, mainly due to the increase in the floating loss from the futures business during the period;

8.	Bills payable increased by 42% as compared with the same period last year, mainly due to the increased bill settlement by the Group during the period;

9.	Payments received in advance increased by 51% as compared with the same period last year, mainly due to the increase in payments received in advance under the contracts during the period;

10.

Other current liabilities decreased by 48% as compared with the same period last year, mainly attributable to the repayment of the short-term financing bonds with a value of RMB5.3 billion during the period;

11.

Foreign currency translation difference increased by 44% as compared with the same period last year, mainly due to the change in the value of the net assets of the overseas subsidiaries denominated in AUD as a result of the change in the exchange rate of AUD against RMB.

3.2	Progress of significant events and effects thereof and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period of last year and the reason thereof

Applicable	Not Applicable

3.5	Implementation of cash dividend policy during the reporting period

In accordance with the IFRS, the Company proposed to withdraw 35% of the profit for the year (after tax) and distribute the dividend for 2010 of RMB0.0114 per share (tax inclusive) in cash to shareholders, totaling RMB154 million. The proposal of this final dividend distribution is subject to the approval at the forthcoming annual general meeting of the Company.

There was no payment of cash dividend during the reporting period.

Aluminum Corporation of China Limited*
Legal representative: Xiong Weiping

21 April 2011

4	APPENDICES

4.1	Consolidated Balance Sheet
As at 31 March 2011

Prepared by: Aluminum Corporation of China Limited*	Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	10,640,042	9,495,645
Settlement reserve
Placements with banks and other
financial institutions
Held-for-trading financial assets	20,518	17,208
Bills receivable	2,227,851	1,981,570
Accounts receivable	2,603,782	1,288,403
Prepayments	3,962,649	2,151,423
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable
Dividends receivable	50,642
Other receivables	1,462,046	1,641,904
Purchases of resold financial assets
Inventories	23,579,188	21,780,047
Non-current assets due within one year	28,000	154,270
Other current assets	2,942,552	2,814,077

Total current assets	47,517,270	41,324,547

Non-current assets:
Entrusted loans and advances granted
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	2,704,331	2,248,054
Investment properties
Fixed assets	71,409,312	72,721,863
Construction in progress	19,303,021	17,785,906
Construction materials	309,570	270,903
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,906,094	2,852,086
Development expenses
Goodwill	2,362,735	2,362,735
Long-term deferred expenditures	163,701	139,454
Deferred income tax assets	1,359,744	1,410,781
Other non-current assets	180,965	205,710
Total non-current assets	100,699,473	99,997,492

Total assets	148,216,743	141,322,039

Current liabilities:
Short-term borrowings	32,250,569	20,589,680
Borrowings from central bank
Deposit taking and deposit
in inter-bank market
Placements from banks and
other financial institutions
Held-for-trading financial liabilities	32,329	8,559
Bills payable	2,894,431	2,037,042
Accounts payable	4,394,326	4,339,300
Payments received in advance	1,490,160	988,740
Disposal of repurchased financial assets
Handling charges and
commissions payable
Staff remuneration payable	654,611	635,995
Taxes payable	483,119	486,782
Interest payable	404,054	359,990
Dividends payable	89,847	89,272
Other payables	4,077,050	4,916,412
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due
within one year	10,255,592	10,408,078
Other current liabilities	5,659,272	10,873,697

Total current liabilities	62,685,360	55,733,547

Non-current liabilities:
Long-term borrowings	18,326,584	18,807,664
Debentures payable	8,925,741	8,916,203
Long-term payables	16,710	16,710
Special payables	335,666	293,972
Projected liabilities
Deferred income tax liabilities
Other non-current liabilities	282,275	367,088
Total non-current liabilities	27,886,976	28,401,637

Total liabilities	90,572,336	84,135,184

Owner's equity
(or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	13,649,877	13,627,580
Less: Treasury stock
Special reserve	76,876	72,579
Surplus reserve	5,867,346	5,867,557
General risk provision
Retained profit	18,861,421	18,530,036
Foreign currency translation differences	-20,361	-14,093
Total owner's equity attributable to the
parent company	51,959,647	51,608,147
Minority interests	5,684,760	5,578,708
Total owner's equity	57,644,407	57,186,855

Total liabilities and owner's equity	148,216,743	141,322,039

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Balance Sheet of the Parent Company
As at 31 March 2011

Prepared by: Aluminum Corporation of China Limited*	Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	6,013,114	5,400,828
Held-for-trading financial assets	4,881	0
Bills receivable	1,150,328	1,233,870
Accounts receivable	2,258,757	1,356,162
Prepayments	1,033,198	509,588
Interest receivable
Dividends receivable	199,059	141,651
Other receivables	4,628,420	4,360,996
Inventories	11,521,447	11,244,601
Non-current assets due within one year	28,000	28,000
Other current assets	723,781	731,426

Total current assets	27,560,985	25,007,122

Non-current assets:
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	14,711,062	13,895,912
Investment properties
Fixed assets	44,957,382	45,820,236
Construction in progress	12,537,398	11,621,071
Construction materials	209,615	198,082
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	1,233,976	1,217,184
Development expenses
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	61,551	57,622
Deferred income tax assets	897,101	940,422
Other non-current assets	180,965	180,965
Total non-current assets	77,119,995	76,262,439

Total assets	104,680,980	101,269,561

Current liabilities:
Short-term borrowings	15,745,000	7,000,000
Held-for-trading financial liabilities	4,876	4,876
Bills payable	34,821	33,490
Accounts payable	2,308,720	2,388,614
Payments received in advance	236,313	299,476
Staff remuneration payables	405,244	396,039
Taxes payable	305,430	268,303
Interest payable	348,779	307,477
Dividends payable
Other payables	2,581,463	2,949,082
Non-current liabilities due
within one year	7,777,105	7,777,105
Other current liabilities	5,251,396	10,171,911

Total current liabilities	34,999,147	31,596,373

Non-current liabilities:
Long-term borrowings	8,690,277	8,860,277
Debentures payable	8,925,741	8,916,203
Long-term payables	16,710	16,710
Special payables	223,214	181,520
Projected liabilities
Deferred income tax liabilities
Other non-current liabilities	200,451	256,730
Total non-current liabilities	18,056,393	18,231,440

Total liabilities	53,055,540	49,827,813

Owner's equity
(or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	14,273,610	14,251,314
Less: Treasury stock
Special reserve	32,922	29,584
Surplus reserve	5,867,558	5,867,557
General risk provision
Retained profit	17,926,862	17,768,805
Total owner's equity
(or shareholder's equity)	51,625,440	51,441,748

Total liabilities and owners' equity
(or shareholder's equity)	104,680,980	101,269,561

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

4.2	Consolidated income statement
January-March 2011

Prepared by: Aluminum Corporation of China Limited*	Unit: Thousand RMB, Unaudited

Amount for the
corresponding
	Amount for	period of the
Items	the period	previous year

1.	Total operating revenue	28,233,536	29,059,024
Including:	Operating revenue	28,233,536	29,059,024
Interest income
Premiums earned
Handling charges and
commission income

2.	Total cost of operations	27,817,027	28,358,181
Including:	Operating cost	26,107,613	26,647,568
	Interest expenses
	Handling charges and
	commission expenses
	Returned premium
	Net expenditure for
	compensation payments
	Net provision for
	insurance deposits
	Policyholder dividend
	expenses
	Reinsurance costs
	Business tax and surcharges	76,155	80,148
	Selling expenses	373,797	385,595
	Administrative expenses	574,009	600,057
	Finance expenses	685,690	644,502
	Loss on assets impairment	-237	311
Add:	Gains on fair value changes
	(loss stated with "-")	-460	29,042
	Investment income
	(loss stated with "-")	152,307	135,584
Including:	Investment income
	from associated
	companies and
	jointly
	controlled
	entities	133,063	149,093
Foreign currency exchange
gains (loss stated with "-")

3.	Operating profit
	(loss stated with "-")	568,356	865,469
Add:	Non-operating income	17,215	47,283
Less:	Non-operating expenses	17,576	4,291
Including:	Net loss from
	disposal of non-
	current assets	322	394

4.	Total profit
	(total loss stated with "-")	567,995	908,461
Less:	Income tax expenses	130,195	171,594

5.	Net profit (net loss stated with "-")	437,800	736,867
	Net profit attributable to owners of the
	parent company	331,174	627,249
	Minority interests	106,626	109,618

6.	Earnings per share:
(i)	Basic earnings per share	0.024	0.0464
(ii)	Diluted earnings per share	0.024	0.0464

7.	Other comprehensive income	-6,268	7,144

8.	Total comprehensive income	431,532	744,011
	Total comprehensive income attributable
	to owners of the Parent Company	324,906	634,393
	Total comprehensive income attributable
	to minority shareholders	106,626	109,618

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Income Statement of the Parent Company
January-March 2011

Prepared by: Aluminum Corporation of China Limited*	Unit: Thousand RMB, Unaudited

Amount for the
corresponding
	Amount for	period of the
Items	the period	previous year

1.	Operating revenue	11,162,176	10,978,867
Less:	Operating costs	10,023,426	9,681,264
	Business tax and surcharges	54,532	53,516
	Selling expenses	217,046	227,557
	Administrative expenses	355,846	376,962
	Finance expenses	375,522	360,323
	Loss on assets impairment	-255	489
Add:	Gains on fair value changes
	(loss stated with "-")	4,881	29,952
	Investment income
	(loss stated with "-")	60,091	110,600
Including:	Investment income
	from associated
	companies and
	jointly
	controlled
	entities	54,071	95,928

2.	Operating profit (loss stated with "-")	201,031	419,308
Add:	Non-operating income	3,172	23,663
Less:	Non-operating expenses	2,827	2,524
Including:	Loss from disposal
	of non-current
	assets	183	386
3.	Total profit (total loss stated with "-")	201,376	440,447
Less:	Income tax expenses	43,320	92,085
4.	Net profit (net loss stated with "-")	158,056	348,362
5.	Earnings per share:
(i)	Basic earnings per share
(ii)	Diluted earnings per share
6.	Other comprehensive income
7.	Total comprehensive income	158,056	348,362

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

4.3	Consolidated Cash Flow Statement
January-March 2011

Prepared by: Aluminum Corporation of China Limited*	Unit: Thousand RMB, Unaudited

Amount for the
corresponding
	Amount for	period of the
Items	the period	previous year

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	34,692,115	31,778,198
	Net increase in deposits from customers
	and placements from banks and other
	financial institutions
	Net increase in borrowings
	from central bank
	Net increase in placements from other
	financial institutions
	Cash received from premiums of original
	insurance contracts
	Net cash received from reinsurance
	business
	Net increase in deposits from
	policyholders and investments
	Net increase in disposal of held-for-
	trading financial assets
	Cash received from interest, handling
	charges and commissions
	Net increase in capital due to banks and
	other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	126,399	0
	Other cash received relating to operating
	activities	87,595	65,338
	Sub-total of cash inflow from operating
	activities	34,906,109	31,843,536
	Cash paid for purchase of goods and
	receipt of services	32,907,239	29,359,511
	Net increase in loans and advances to
	customers
	Net increase in placements with central
	bank and other financial institutions
	Cash paid for claims on original
	insurance contracts
	Cash payment for interest, handling
	charges and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	1,534,848	1,294,732
	Taxes and surcharges paid	878,031	756,134
	Other cash paid relating to operating
	activities	864,857	539,153
	Sub-total of cash outflow from operating
	activities	36,184,975	31,949,530

	Net cash flow from operating activities	-1,278,866	-105,994

2.	Cash flows from investment activities:
	Cash received from disposal of
	investments
	Cash received from returns on
	investments	44,635	39,547
	Net cash received from disposal of fixed
	assets, intangible assets and other
	long-term assets	35,476	6,157
	Net cash received from disposal of
	subsidiaries and other operating
	entities
	Other cash received relating to
	investment activities	142,875	48,643
	Sub-total of cash inflow from investment
	activities	222,986	94,347
	Cash paid to acquire fixed assets,
	intangible assets and other long-term
	assets	2,201,273	2,072,812
	Cash paid for investments	426,390	0
	Net increase in pledged loans
	Net cash paid for the acquisition of
	subsidiaries and other operating entities
	Other cash paid relating to investment
	activities	50,000	0
	Sub-total of cash outflow from
	investment activities	2,677,663	2,072,812

	Net cash flows from
	investment activities	-2,454,677	-1,978,465

3.	Cash flow from financing activities:
	Proceeds received from investments	0	62,249
Including:	Proceeds received by
	subsidiaries from minority
	shareholders' investment	0	62,249
Cash received from borrowings	22,664,687	10,567,044
Cash received from issue of debentures	0	5,300,000
Other cash received relating to financing
activities
Sub-total of cash inflow from financing
activities	22,664,687	15,929,293
Cash paid for repayment	16,937,365	12,056,233
Cash paid for dividend and profit
distribution or interest repayment	833,385	719,014
Including:	Dividend and profit paid by
	subsidiaries to minority
	shareholders	0	52,323
Other cash paid relating to financing
activities	0	18,415
Sub-total of cash outflow from financing
activities	17,770,750	12,793,662

Net cash flows from
financing activities	4,893,937	3,135,631

4.	Effect on cash and cash equivalents
	due to changes in foreign currency
	exchange rate	-15,997	-12,254
5.	Net increase in cash and cash
	equivalents	1,144,397	1,038,918
Add:	Balance of cash and cash
	equivalents at the beginning
	of the period	8,982,710	7,545,303
6.	Balance of cash and cash equivalents
	at the end of the period	10,127,107	8,584,221

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Cash Flow Statement of the Parent Company
January-March 2011

Prepared by: Aluminum Corporation of China Limited*	Unit: Thousand RMB, Unaudited

Amount for the
corresponding
	Amount for	period of the
Items	the period	previous year

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	12,429,961	11,667,992
	Refund of tax and levies received
	Other cash received relating to operating
	activities	16,216	32,150
	Sub-total of cash inflow from operating
	activities	12,446,177	11,700,142
	Cash paid for purchase of goods and
	receipt of services	10,668,284	9,524,008
	Cash paid to and on behalf of employees	1,122,389	996,539
	Taxes and surcharges paid	593,771	352,301
	Other cash paid relating to operating
	activities	309,305	264,837
	Sub-total of cash outflow from operating
	activities	12,693,749	11,137,685

	Net cash flow from operating activities	-247,572	562,457

2.	Cash flows from investment activities:
	Cash received from disposal of
	investments
	Cash received from returns on
	investments	56,020	14,671
	Net cash received from disposal of
	fixed assets, intangible assets
	and other long-term assets	29,732	231
	Net cash received from disposal of
	subsidiaries and other
	operating entities
	Other cash received relating to
	investment activities	63,990	0
	Sub-total of cash inflow from investment
	activities	149,742	14,902
	Cash paid to acquire fixed assets,
	intangible assets and other long-term
	assets	1,490,647	1,171,716
	Cash paid for investments	865,534	271,324
	Net cash paid for the acquisition of
	subsidiaries and other operating
	entities
	Other cash paid relating to investment
	activities	50,000	0
	Sub-total of cash outflow from
	investment activities	2,406,181	1,443,040

	Net cash flows from
	investment activities	-2,256,439	-1,428,138

3.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	11,715,000	4,725,000
	Cash received from issue of debentures
	Other cash received relating to financing
	activities		5,000,000
	Sub-total of cash inflow from financing
	activities	11,715,000	9,725,000
	Cash paid for repayment	8,140,000	7,798,370
	Cash paid for dividend and profit
	distribution or interest repayment	460,397	303,662
	Other cash paid relating to financing
	activities	0	15,000
	Sub-total of cash outflow from financing
	activities	8,600,397	8,117,032

	Net cash flows from
	financing activities	3,114,603	1,607,968

4.	Effect on cash and cash equivalents
	due to changes in foreign currency
	exchange rate	1,693	2,185
5.	Net increase in cash and cash
	equivalents	612,285	744,472
Add:	Balance of cash and cash
	equivalents at the beginning
	of the period	5,343,707	4,382,291
6.	Balance of cash and cash equivalents
	at the end of the period	5,955,992	5,126,763

Company Legal	Person-in-charge	Head of Accounting
Representative:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
21 April 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary